OCM HoldCo, LLC

c/o Oaktree Capital Management, L.P.

333 S. Grand Avenue, 28th Floor

Los Angeles, CA  90071

July 30, 2014

VIA EDGAR

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC  20549

Re:                             OCM HoldCo, LLC

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 28, 2014

File No.  000-52042

Dear Mr. Dobbie:

On behalf of OCM HoldCo, LLC (the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated July 22, 2014 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) filed with the Commission on March 28, 2014.

In this letter, we have recited comments from the Staff in italicized type and have followed each comment with the Company’s response.

Exhibits 31.1 and 31.2

1.              Please refer to comment 2 in our letter to you dated September 28, 2011 and your response to that letter dated October 13, 2011.  The certifications required by Exchange Act Rule 13a-14(a) should track the language exactly as set forth in Item 601(b)(31) of Regulation S-K and not include the phrase “a Manager of OCM HoldCo, LLC” in the beginning of each certification.  Consistent with your prior response, in future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response to Item 1.

The Company confirms that it will revise the certifications required by Item 601(b)(31) of Regulation S-K in the Company’s future filings in accordance with the Staff’s comment.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

OCM HoldCo, LLC

/s/ Stephen A. Kaplan

Stephen A. Kaplan
Manager